Exhibit 99.1

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

NEWS RELEASE

Alamos Announces Friendly Acquisition of Orsa Ventures

TORONTO, ON – July 23, 2013. Alamos Gold Inc. (“Alamos”) (TSX:AGI) (NYSE:AGI) and Orsa Ventures Corp. (“Orsa”) (TSX.V:ORN) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) pursuant to which Alamos has agreed to acquire all of the issued and outstanding common shares of Orsa by way of a court-approved plan of arrangement (the “Arrangement”).

Orsa is a junior exploration company focused on advancing its precious metal properties located in the Western United States. Upon closing, Alamos will assume ownership of Orsa’s right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada and hosts an inferred resource of 2.85 million ounces of gold, grading 0.80 g/t.1

Pursuant to the terms of the Agreement, Orsa shareholders will receive C$0.10 in cash for each common share of Orsa held. The transaction values Orsa’s equity at approximately C$3.5 million on a fully diluted in-the-money basis.

“Alamos is pleased to announce this transaction with Orsa” commented Mr. John A. McCluskey, President and Chief Executive Officer of Alamos. “This is aligned with our strategy of adding low cost quality ounces to our pipeline, with significant potential upside. The established resource and location in the prolific Basin and Range Province of Nevada makes this a compelling, low risk opportunity for us.”

“This transaction represents a premium to the current share price for Orsa shareholders in what has been a challenging and difficult market with volatile metal prices.” Stated Linda Thorstad, President and Chief Executive Officer.

The board of directors of Orsa has unanimously approved the transaction and will recommend that Orsa shareholders vote in favour of the transaction. Each senior officer and each member of the board of directors of Orsa has entered into voting and support agreements with Alamos pursuant to which each has agreed to vote in favour of the transaction.

The terms and conditions of the Agreement will be disclosed in more detail in the Orsa management information circular which is expected to be filed and mailed to Orsa shareholders in the third quarter of 2013. Completion of the transaction is subject to customary conditions, including court approvals, a favourable vote of at least 66 2/3% of the holders of Orsa common shares voted at a special meeting of shareholders, and the receipt of all necessary regulatory and stock exchange approvals.

Torys LLP is acting as legal counsel to Alamos.

[1]	See Orsa Technical Report on the Quartz Mountain and Angel’s Camp Properties dated March 21, 2012

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $475 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of June 30, 2013, Alamos had 127,368,986 common shares outstanding (132,016,986 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Alamos or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Cautionary Note

The Toronto Stock Exchange, the TSX Venture Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Each of Alamos and Orsa prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this news release are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos and Orsa may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this news release and are included in the public filings of Alamos and Orsa, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Orsa Ventures Corp. Linda E. Thorstad President and Chief Executive Officer (604) 608-6680 www.orsaventures.com	Alamos Gold Inc. Scott K. Parsons Manager, Investor Relations (416) 368-9932 x 439 www.alamosgold.com

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